UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ozon Holdings PLC

(Name of Issuer)

Ordinary Shares, nominal value $0.001 per share

American Depositary Shares, each of which represents one Ordinary Share, nominal value $0.001 per share

(Title of Class of Securities)

69269L104**

(CUSIP Number)

Baring Vostok Fund V Nominees Limited

Mr. Julian Timms

1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands

+44 1481 700300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☐.

** The CUSIP number applies to the American Depositary Shares. No CUSIP number has been assigned to the Ordinary Shares.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Nominees Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes ordinary shares, nominal value $0.001 per share (“Ordinary Shares”), beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares (“ADSs”)) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of Ozon Holdings PLC (the “Issuer”) furnished with the U.S. Securities and Exchange Commission (the “SEC”) on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON BV Special Investments Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 188,333
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 188,333
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 188,333
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.09% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Ozon L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,941,069
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,941,069

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,941,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Ozon (GP) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,941,069
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,941,069

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,941,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Ozon Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 22,941,069
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 22,941,069

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,941,069
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.60% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CUSIP No. 69269L104

1.	NAMES OF REPORTING PERSON Baring Vostok Fund V Managers Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey, The Channel Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 36,929,689
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 36,929,689

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,929,689
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) (1) ☒
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.06% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	Excludes Ordinary Shares beneficially owned by other Reporting Persons as reported herein, beneficial ownership of which is disclaimed.
(2)

Percentage ownership assumes an aggregate of 216,413,733 Ordinary Shares (including Ordinary Shares represented by ADSs) outstanding as of September 30, 2022, as disclosed in the press release attached as Exhibit 99.1 to the Form 6-K of the Issuer furnished with the SEC on November 15, 2022.

CONTINUATION PAGES TO SCHEDULE 13D

Explanatory Note:

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 13D of Baring Vostok Fund V Nominees Limited (“BVFVNL”), BV Special Investments Limited (“BVSIL”), Baring Vostok Ozon L.P. (“Ozon LP”), Baring Vostok Ozon (GP) L.P. (“Ozon GP,” the general partner to Ozon LP), Baring Vostok Ozon Managers Limited (“BVOML,” the general partner to Ozon GP) and Baring Vostok Fund V Managers Limited (“BVFVML,” the general partner to (i) Baring Vostok Fund V (GP) L.P. (“Fund V GP”), which is the general partner to Baring Vostok Private Equity Fund V L.P. (“Fund V Main”), Baring Vostok Fund V Co-Investment L.P. 1 (“Fund V Co-invest 1”), Baring Vostok Fund V Co-Investment L.P. 2 (“Fund V Co-invest 2” and, together with Fund V Main and Fund V Co-invest 1, “BVPEFV”) and (ii) Baring Vostok Fund V Supplemental Fund (GP) L.P. (“Fund V Supp GP”), which is the general partner to Baring Vostok Fund V Supplemental Fund L.P. (“Supp Fund” and, together with BVPEFV, the “Fund V Funds”)) (collectively, the “Reporting Persons”) relating to Ozon Holdings PLC (the “Issuer”), initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2020, as subsequently amended by Amendment No. 1, filed with the SEC on May 28, 2021, and Amendment No. 2, filed with the SEC on May 3, 2022 (collectively, the “Schedule 13D”). Capitalized terms used and not defined herein have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 3 is being filed by the Reporting Persons to report the distribution of ordinary shares, nominal value $0.001 per share (“Ordinary Shares”), of the Issuer by Ozon LP to certain of its limited partners and its general partner, and to reflect certain other changes to the information disclosed in the Schedule 13D.

Except as specifically provided herein, this Amendment No. 3 does not modify or amend any of the information previously reported in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND

Schedule A of the Schedule 13D is hereby amended and restated in its entirety in the form attached hereto and incorporated by reference herein.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows.

On December 22, 2021, the Board of Directors of BVSIL approved and directed the distribution of an aggregate of 906,666 Ordinary Shares, in the form of ADSs, on a pro rata basis for no consideration to certain of its shareholders. The transfers were made upon completion of the necessary account opening and other formalities.

On December 30, 2022, Ozon GP approved and directed the distribution of an aggregate of 7,771,681 Ordinary Shares directly held by Ozon LP to certain of Ozon LP’s limited partners and its general partner (the “Ozon LP Distribution”). As a result of the Ozon LP Distribution, 1,371,916 Ordinary Shares were declared as carried interest and would remain directly held by Ozon LP, for the sole benefit of Ozon GP. The transfers will be made upon completion of necessary formalities.

The Ozon LP Distribution was declared in anticipation of a potential series of restructuring and divestment transactions currently under consideration that would involve certain of the Reporting Persons, including Ozon LP, Fund V Main, Fund Supp and BVSIL, pursuant to which all of the Issuer’s securities currently directly held and beneficially owned by the Reporting Persons would be sold (such transactions, the “BV Funds Restructuring”) to an entity controlled and owned by partners of BVCPG LLC, investment advisor to Baring Vostok Capital Partners Group Limited (“BVCPGL”), who were formerly partners of BVCPGL. The BV Funds Restructuring is being considered by the Reporting Persons in light of the ongoing geopolitical crisis surrounding Ukraine, its effect on the Issuer’s business and various regulatory restrictions on managing and owning assets associated with Russia. If consummated, the BV Funds Restructuring would result in the Reporting Persons ceasing to beneficially own any securities of the Issuer. The terms of the BV Funds Restructuring have yet to be agreed, and consummation of any such transactions would be subject to numerous risks and conditions, including, among others, receipt of various regulatory approvals. There can be no assurance that the BV Funds Restructuring, or any similar transaction, will be undertaken and if so, when.

The Reporting Persons who hold the Issuer’s securities directly acquired those securities for general investment purposes. The Reporting Persons may engage in discussions with management, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer and may exchange information with any such persons. Elena Ivashentseva, a senior partner at BVCPG LLC, investment advisor to BVCPGL, which structured the initial investment by the Baring Vostok Private Equity Funds in the Issuer in 2000, is Chairperson of the board of directors of the Issuer, and Dmitry Kamensky, a partner at BVCPG LLC, investment advisor to BVCPGL, is a member of the board of directors of the Issuer. In their respective capacities as directors of the Issuer, Ms. Ivashentseva and Mr. Kamensky may each take an active role in working with the Issuer’s management on operational, financial and strategic initiatives. BVFVNL is also the holder of one Class A Share having the special rights described in Item 3, which is incorporated in its entirety herein.

The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional ADSs, Ordinary Shares or other securities of the Issuer in the open market, block trades, negotiated transactions, or otherwise. The Reporting Persons may also dispose of all or a portion of the Issuer’s securities, in open market or privately negotiated transactions or pursuant to the Registration Rights Agreement, enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities and/or borrow funds from banks and other financial institutions in which the Issuer’s securities may be pledged as securities, in each case, subject to limitations under applicable law.

The Reporting Persons’ future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise. The Reporting Persons may also take steps to explore and prepare for various plans and actions before forming an intention to engage in such plans or actions.

Except as described herein, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions described in Item 4(a) through (j) of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows.

(a) Answers to Item 5(a) of the Schedule 13D are stated in Row 13 (including footnotes) to the cover pages and Schedule B hereto and are incorporated herein by reference.

(b) Answers to Item 5(b) of the Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(c) The information set forth in Item 4 of the Schedule 13D is hereby incorporated herein by reference.

Except as disclosed in the Schedule 13D, the Reporting Persons have not effected any transaction in Ordinary Shares during the past sixty (60) days.

(d) Answers to Item 5(d) of the Schedule 13D are stated in Schedule B hereto, which is incorporated herein by reference.

(e) n/a

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit Number	Description of Exhibit

99.5	Joint Filing Agreement, dated December 30, 2022, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 30, 2022

BARING VOSTOK FUND V NOMINEES LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

BV SPECIAL INVESTMENTS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BARING VOSTOK OZON L.P.

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director, Baring Vostok Ozon Managers Limited

On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P. acting as general partner of Baring Vostok Ozon L.P.

BARING VOSTOK OZON (GP) L.P.

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director, Baring Vostok Ozon Managers Limited

On behalf of Baring Vostok Ozon Managers Limited acting as general partner of Baring Vostok Ozon (GP) L.P.

BARING VOSTOK OZON MANAGERS LIMITED

By:	/s/ Gillian Newton
Name: Gillian Newton
Title: Director

BARING VOSTOK FUND V MANAGERS LIMITED

By:	/s/ Julian Timms
Name: Julian Timms
Title: Director

SCHEDULE A

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

Baring Vostok Fund V Nominees Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Julian Timms	Director	UK (Guernsey)

Andrey Costyashkin	Director	Russia

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

BV Special Investments Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Julian Timms	Director	UK (Guernsey)

Andrey Costyashkin	Director	Russia

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

Baring Vostok Ozon Managers Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Julian Timms	Director	UK (Guernsey)

Andrey Costyashkin	Director	Russia

Holly Nielsen	Director	USA

The business address for each of the persons listed below is c/o 1st & 2nd Floors, Elizabeth House, Les Ruettes Brayes, St Peter Port, Guernsey GY1 1EW, Channel Islands.

Baring Vostok Fund V Managers Limited

Name	Title/Principal Occupation or Employment	Citizenship

Gillian Newton	Director	UK (Guernsey)

Holly Nielsen	Director	USA

Julian Timms	Director	UK (Guernsey)

SCHEDULE B

Ordinary Shares
(a) Amount beneficially owned
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	22,941,069
Baring Vostok Ozon (GP) L.P.	22,941,069
Baring Vostok Ozon Managers Limited	22,941,069
Baring Vostok Fund V Managers Limited	36,929,689
(b) Percent of class
Baring Vostok Fund V Nominees Limited	17.06%
BV Special Investments Limited	0.09%
Baring Vostok Ozon L.P.	10.60%
Baring Vostok Ozon (GP) L.P.	10.60%
Baring Vostok Ozon Managers Limited	10.60%
Baring Vostok Fund V Managers Limited	17.06%
(c) Number as to which such person has
(i) Sole power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	0
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
Baring Vostok Fund V Managers Limited	0
(ii) Shared power to vote or to direct the vote
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	0
Baring Vostok Ozon L.P.	22,941,069
Baring Vostok Ozon (GP) L.P.	22,941,069
Baring Vostok Ozon Managers Limited	22,941,069
Baring Vostok Fund V Managers Limited	36,929,689
(iii) Sole power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	0
BV Special Investments Limited	188,333
Baring Vostok Ozon L.P.	0
Baring Vostok Ozon (GP) L.P.	0
Baring Vostok Ozon Managers Limited	0
Baring Vostok Fund V Managers Limited	0
(iv) Shared power to dispose or to direct the disposition of
Baring Vostok Fund V Nominees Limited	36,929,689
BV Special Investments Limited	0
Baring Vostok Ozon L.P.	22,941,069
Baring Vostok Ozon (GP) L.P.	22,941,069
Baring Vostok Ozon Managers Limited	22,941,069
Baring Vostok Fund V Managers Limited	36,929,689

Explanatory Note:

Includes 22,941,069 Ordinary Shares directly held by Ozon LP; 36,929,688 Ordinary Shares (including Ordinary Shares in the form of ADSs) directly held by BVFVNL, a nominee company holding in trust for each of the three limited partnerships comprising the Fund V Funds and other BV fund investors and affiliated entities; and 188,333 Ordinary Shares in the form of ADSs directly held by BVSIL (including 33,333 Ordinary Shares in the form of ADSs held in trust for a BV affiliated entity). Also includes one Class A Share held by BVFVNL in trust for the Fund V Funds with an agreement that BVFVML will consult with Ozon LP prior to exercising its rights under the Class A Share.

Voting and investment control over the securities directly held by Ozon LP is exercised by the board of directors of BVOML as the general partner to Ozon GP, which is the general partner to Ozon LP. Each member of the board of directors of BVOML disclaims beneficial ownership of the securities directly held by Ozon LP.

Voting and investment control over the securities directly held by BVFVNL is exercised by the board of directors of BVFVML as the general partner to Fund V GP and Fund V Supp GP, which are the general partners to BVPEFV and the Supp Fund, respectively, as well as the board of directors of BVFVML under similar arrangements in the case of the other BV affiliated entities. Each member of the boards of directors of BVFVNL and BVFVML disclaims beneficial ownership of the securities directly held by BVFVNL.

Voting and investment control over the securities directly held by BVSIL is exercised by the board of directors of BVSIL. Each member of the board of directors of BVSIL disclaims beneficial ownership of the securities directly held by BVSIL.

BVCPGL, a limited liability company incorporated under the laws of and registered in Guernsey, acts as investment advisor to BVOML, BVFVML and other Baring Vostok fund management entities. BVCPGL as investment advisor to BVOML and BVFVML has no voting or investment control over the securities directly held by Ozon LP, BVSIL or through BVFVNL. BVOML and BVFVML make decisions based on recommendations of BVCPGL in respect of each of Ozon LP and Fund V Funds, respectively. BVCPGL disclaims beneficial ownership of the securities directly held by each such fund and on behalf of other BV affiliated entities.

Each of Ozon LP, Ozon GP, BVOML, the Fund V Funds, Fund V GP, Fund V Supp GP, BVFVML and BVSIL, and the directors of each such entity, disclaims beneficial ownership of the securities beneficially owned or deemed beneficially owned by each of the other such persons.